Filed by Allied World Assurance Company Holdings, AG
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
Invitation to the Extraordinary General Meeting of Allied World Assurance Company Holdings, AG published in the Swiss Official Gazette of Commerce on August 25, 2011.

Invitation to the Extraordinary General Meeting
(“Extraordinary Shareholder Meeting”) of Allied World Assurance Company Holdings, AG (“Allied World” or the “Company”)

September 20, 2011, 2:00 p.m. Central European Time (doors open at 1:00 p.m. Central European Time)
at the corporate headquarters of Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland

AGENDA ITEMS

ITEM A
Increase of ordinary share capital

PROPOSAL OF THE BOARD OF DIRECTORS
The Board of Directors proposes that Allied World’s ordinary share capital pursuant to article 3a(a) of the Allied World Articles of Association (the “Allied World Articles”) is increased by up to CHF 887,860,538 (equaling USD 1,156,882,281) to up to CHF 1,472,939,677.4 (equaling USD 1,919,240,400) to permit the issuance of registered Allied World shares to be fully paid-in with a nominal value not exceeding CHF 14.70 each to stockholders of Transatlantic Holdings, Inc. (“Transatlantic”) pursuant to, and only in connection with the merger as contemplated by the Agreement and Plan of Merger, dated as of June 12, 2011, as it may be amended from time to time, by and among Allied World, Transatlantic and GO SUB, LLC (the “Merger Agreement”), including the exclusion of all preferential subscription rights to which Allied World shareholders may be entitled; the contributions for the new registered shares are paid by converting existing reserves (Reserven aus Kapitaleinlagen) into share capital.
The registered shares to be newly issued are entitled to dividends as of the registration of the capital increase in the commercial register. The newly issued registered shares shall have voting rights upon registration of the capital increase in the commercial register. The registered shares to be newly issued have no preferential rights. The registered shares to be newly issued are subject to transferability restrictions as provided in art. 8 of the articles of association. The board of directors will execute the capital increase in the amount of up to CHF 887,860,538 and file it with the commercial registry within three months.
ITEM B
Increase of conditional share capital

PROPOSAL OF THE BOARD OF DIRECTORS
The Board of Directors proposes that Allied World’s conditional share capital pursuant to article 5(a) of the Allied World Articles is increased by up to CHF 76,894,774 (equaling USD 100,193,891) to up to CHF 138,634,774 (equaling USD 180,641,111), only in connection with the merger. Art. 5 lit. a) of the articles of association shall be amended as follows:

,,Artikel 5 Bedingtes Aktienkapital für Mitarbeiterbeteiligungen		“Article 5 Conditional Share Capital for Employee Benefit Plans

a)	Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF [bis zu 138,634,774] durch Ausgabe von höchstens [bis zu 9,430,937] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 14.70 je Aktie erhöht bei und im Umfang der Ausübung von Optionen, welche Mitarbeitern der Gesellschaft oder Tochtergesellschaften sowie Beratern, Direktoren oder anderen Personen, welche Dienstleistungen für die Gesellschaft oder ihre Tochtergesellschaften erbringen, eingeräumt wurden/werden.”	a)	The share capital of the Company shall be increased by an amount not exceeding CHF [up to 138,634,774] through the issue from time to time of a maximum of [up to 9,430,937] registered shares, payable in full, each with a par value of CHF 14.70, in connection with the exercise of option rights granted to any employee of the Company or a subsidiary, and any consultant, director or other person providing services to the Company or a subsidiary.”
ITEM C
Increase of authorized share capital

PROPOSAL OF THE BOARD OF DIRECTORS
The Board of Directors proposes that Allied World’s authorized share capital pursuant to article 6(a) of the Allied World Articles is increased by up to CHF 177,572,113.5 (equaling USD 231,376,463.9) to up to CHF 294,587,935.5 (equaling USD 383,848,080), only in connection with the merger. Art. 6 lit. a) of the articles of association shall be amended as follows:

,,Artikel 6 Genehmigtes Kapital zu allgemeinen Zwecken		“Article 6 Authorized Share Capital for General Purposes

a)	Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis (zwei Jahre nach dem Datum der Generalversammlung) im Maximalbetrag von CHF [bis zu 294,587,935.5] durch Ausgabe von höchstens [bis zu 20,039,995] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 14.70 je Aktie zu erhöhen.”	a)	The Board of Directors is authorized to increase the share capital from time to time and at any time (two years after the Allied World Extraordinary Shareholder Meeting) by an amount not exceeding CHF [up to 294,587,935.5] through the issue of up to [up to 20,039,995] fully paid up registered shares with a par value of CHF 14.70 each.”
ITEM D
NYSE share issuance

PROPOSAL OF THE BOARD OF DIRECTORS
The Board of Directors proposes that Allied World shares are issued to Transatlantic stockholders pursuant to the merger and as contemplated by the merger agreement as required by NYSE rules.

ITEM E
Change of name of the Company

PROPOSAL OF THE BOARD OF DIRECTORS
The Board of Directors proposes that article 1 of the Allied World Articles is amended to change Allied World’s name to “TransAllied Group Holdings, AG” immediately following, and conditioned upon, the completion of the merger.
ITEM F
Par Value Reduction

PROPOSAL OF THE BOARD OF DIRECTORS
At Allied World’s Annual Shareholder Meeting on May 5, 2011, the Allied World shareholders approved a proposal to pay dividends in the form of a distribution by way of par value reductions. The aggregate reduction amount will be paid to Allied World shareholders in four quarterly installments of $0.375 per share (the “May 2011 Resolutions”). Allied World distributed the first of these dividends on August 5, 2011 to shareholders of record on July 27, 2011. Prior to the closing of the merger, which the parties expect to occur in the fourth quarter of 2011, Allied World expects to pay the second of these quarterly dividends in October 2011.
Under Swiss law, a corporation is under the duty to treat all shareholders equally. Hence, following the expected closing of the merger, Allied World (re-named TransAllied following the closing of the merger) will seek to pay the third and fourth installments of its quarterly dividend to the combined company’s shareholders. Because the merger will result in the issuance of a significant number of new shares to the former shareholders of Transatlantic, the aggregate reduction amount necessary to pay a $0.375 per share quarterly dividend will increase significantly. The purpose of this proposal is to approve an aggregate reduction amount such that TransAllied will be able to pay the remaining two installments of a $0.375 per share dividend to the combined company’s shareholders. TransAllied would expect to make these payments in January 2012 and April 2012.
Any declaration and payment of dividends by Allied World (or TransAllied following the merger) will depend upon Allied World’s (or TransAllied’s) results of operations, financial condition and cash requirements, and will be subject to Swiss law and other related factors described in Allied World’s proxy statement for its Annual Shareholder Meeting in 2011.
For purposes of Swiss corporate law, the May 2011 Resolutions regarding the capital reduction need to be cancelled after the payment of the second installment scheduled for October 2011 and replaced by new resolutions that will ensure that the combined company’s shareholders are treated equally with respect to the payment of the dividend through a reduction in par value. The resolutions below assume that the combined company’s shareholders will be entitled to receive the third and the fourth installment of the quarterly dividend, provided that if at the time of the Allied World Extraordinary Shareholder Meeting more or less than two partial par value reductions based on the May 2011 Resolutions have already been effected, the resolutions described below will be amended in order to take into account these changed circumstances.
It is proposed that the May 2011 Resolutions be cancelled insofar as they have not already been completed as of the day immediately following the payment of the second installment provided therein. Based on a report in accordance with Article 732 paragraph 2 of the Swiss Code of Obligations to be provided by Deloitte AG, as an auditor supervised by the Swiss authorities, it is proposed that the Allied World shareholders voting (in person or by proxy) at the Allied World Extraordinary Shareholder Meeting approve the following dividend in the form of a distribution by way of a par value reduction. Such resolutions shall become effective on the day immediately following the payment of the second installment provided in the May 2011 Resolutions. For purposes of the amendments below, references to Allied World shall be deemed to be references to TransAllied following the merger. Pursuant to Swiss law, Allied World is required to submit to the Allied World shareholders for approval both the English and the (authoritative) German versions of the proposed amendments to the Allied World Articles:
1.	The capital of Allied World in the aggregate amount of CHF [ • (number of Allied World voting shares and Allied World non-voting shares as registered in the Commercial Register on the date of the Allied World Extraordinary Shareholder Meeting (the “Total Shares”)) x (par value per share on the Allied World Extraordinary Shareholder Meeting Date (the “Par Value”))] (after giving effect to the first and second partial par value reductions pursuant to the May 2011 Resolutions) shall be reduced by an amount of CHF [ • (number of Total Shares) (Aggregate Reduction Amount as determined in paragraph 3(i)) ] (the “Aggregate Distribution Amount”) to CHF [ • completed at the date of the Allied World Extraordinary Shareholder Meeting (the “Allied World Extraordinary Shareholder Meeting Date”)] (i.e., the share capital of [CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] (after giving effect to the first and second partial par value reductions pursuant to the May 2011 Resolutions) shall be reduced by an amount of CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] to CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] and the participation capital of CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] (after giving effect to the first and second partial par value reductions pursuant to the May 2011 Resolutions) shall be reduced by the amount of CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] to CHF [ • completed on Allied World Extraordinary Shareholder Meeting Date])].

2.	Based on the report of the auditor dated [ • date of auditor report], it is recorded that the claims of the creditors of the Allied World are fully covered even after taking into account the Partial Par Value Reductions (as defined below).

3.	The capital reduction shall be executed as follows:
i.	The capital reduction shall occur by reducing the par value per Allied World share and Allied World non-voting share from CHF [ • par value] (i.e., after giving effect to the first and second partial par value reductions pursuant to the May 2011 Resolutions) by CHF [ • (USD 0.75 x the Foreign Exchange Rate) (“Aggregate Reduction Amount”)] to CHF [ • ] in two steps (each, a “Partial Par Value Reduction”): (1) for the first partial par value reduction from CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] by CHF [ • Aggregate Reduction Amount divided by two] to CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] by the end of December 2011 (“first Partial Par Value Reduction”); and (2) for the second partial par value reduction from CHF [ • completed on Allied World Extraordinary Shareholder Meeting Date] by CHF [ • Aggregate Reduction Amount divided by two] to CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] by the end of April 2012 (“second Partial Par Value Reduction”).

ii.	The Aggregate Reduction Amount shall be repaid to the Allied World shareholders in installments of CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] in January 2012 and CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] in April 2012 per Allied World share and Allied World non-voting shares.

iii.	At each Partial Par Value Reduction an updated report in accordance with Article 732 paragraph 2 of the Swiss Code of Obligations by Deloitte AG, an auditor supervised by the Swiss authorities, shall be prepared (an “Updated Report”).

iv.	The Allied World board of directors is only authorized to repay a Partial Par Value Reduction amount in the event the Updated Report confirms that the claims of creditors are fully covered in spite of the Partial Par Value Reduction.

v.	In addition, under Swiss law, upon satisfaction of all legal requirements (including shareholder approval of a par value reduction as described in this proposal), Allied World will be required to submit an application to the Commercial Register in the Canton of Zug to register each applicable par value reduction. Without effective registration of the applicable par value reduction with the Commercial Register in the Canton of Zug, Allied World will not be able to proceed with the payment of any installment of the dividend as described in this proposal. Allied World cannot assure you that the Commercial Register in the Canton of Zug will approve the registration of any applicable par value reduction.
4.	The Partial Par Value Reduction amount of CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] per Allied World share and Allied World non-voting share (the “Distribution Amount”) pursuant to paragraph 3(i) and (ii) equals USD 0.375 (the “U.S. Dollar Amount”) based on a USD/CHF exchange ratio of CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] (rounded down to the next whole cent) per $1 (being the “Foreign Exchange Rate”). The Distribution Amount and the Aggregate Distribution Amount pursuant to paragraph 1 are subject to the following adjustments as a result of USD/CHF currency fluctuations:
i.	The Distribution Amount is to be adjusted as a result of currency fluctuations such that each Allied World share and Allied World non-voting share Partial Par Value Reduction amount shall equal an amount calculated as follows (rounded down to the next whole cent):
Distribution Amount = U.S. Dollar Amount x USD/CHF currency exchange ratio as published in The Wall Street Journal on December 19, 2011 for the first Partial Par Value Reduction and on March 19, 2012, for the second Partial Par Value Reduction.

If as a result of one or several adjustments the Aggregate Distribution Amount would otherwise be increased by more than CHF [ • (number of Total Shares) multiplied by the Aggregate Reduction Amount divided by two] (corresponding to 50% of the Aggregate Distribution Amount set forth in paragraph 1, rounded to the nearest cent), the adjustment is limited such that the aggregate increase to the Aggregate Distribution Amount rounded to the nearest cent equals CHF [ • completed on the Allied World Extraordinary Shareholder Meeting Date] (being CHF [ • (50% of the Aggregate Distribution Amount) divided by the number of Total Shares, rounded up or down to the next cent] per Allied World voting share and Allied World non-voting share.
ii.	The Aggregate Distribution Amount pursuant to paragraph 1 shall be adjusted as follows:

Sum of the two Distribution Amounts (adjusted pursuant to Section 4(i)) x number of Allied World shares and Allied World non-voting shares registered in the Commercial Register of the Canton of Zug as issued and outstanding on the date of the registration of the respective Partial Par Value Reduction).
5.	The Aggregate Distribution Amount pursuant to paragraph 1 (as adjusted pursuant to paragraph 4 (ii)) shall be increased by par value reductions on Allied World shares that are issued (i) in the course of ordinary capital increases, particularly in relation to the merger, (ii) from authorized share capital and (iii) from conditional share capital after the Allied World Extraordinary Shareholder Meeting but before the date of the registration in the Commercial Register of the respective Partial Par Value Reductions (this applies also to shares issued from conditional share capital that have not been registered in the Commercial Register of the Canton of Zug at such date). In the case of such capital increases the maximum amount set forth in paragraph 4 (i) shall also be increased so that it corresponds to 50% of the increased Aggregate Distribution Amount but shall not be higher than CHF. [ • completed on the Allied World Extraordinary Meeting Date].

6.	The general meeting acknowledges that the report of the auditor dated [ • ], has been prepared on the basis of (i) the maximum possible increase provided under paragraphs 4 and 5, particularly taking into account the maximum possible increase due to the increase of the ordinary share capital pursuant to article 3a(a) of the Allied World Articles in relation to the merger, and that (ii) all Allied World shares and Allied World non-voting shares have been issued out of conditional share capital and the authorized share capital post merger and therefore refers to a maximum amount of CHF. [ • completed on the Allied World Extraordinary Meeting Date].

7.	The Allied World board of directors is instructed to determine the procedure for the payment of the Distribution Amounts.

8.	Effective with the registrations of the respective Partial Par Value Reductions in the Commercial Register, the following amendments are resolved to Article 3a subparagraph a), of the Allied World Articles:

,,Artikel 3a Aktienkapital		“Article 3a Share Capital

a)	Das Aktienkapital der Gesellschaft beträgt CHF [ • ] */ [ • ] ** und ist eingeteilt in [ • ] auf den Namen lautende Aktien im Nennwert von CHF [ • ] */ [ • ] ** je Aktie. Das Aktienkapital ist vollständig liberiert.”	a)	The share capital of the Company amounts to CHF [ • ] */ [ • ] ** and is divided into [ • ] registered shares with a par value of CHF [ • ] */ [ • ] ** per share. The share capital is fully paid-in.”

*	nach der ersten Teilnennwertherabsetzung gemäss Ziffer 3 bis Ende Januar 2012 mit konkreter Zahl aufgrund Anpassung gemäss Ziffer 4 und 5 und mit Statutendatum [ • Allied World Extraordinary Shareholder Meeting Date]	*	Upon completion of the first Partial Par Value Reduction until the end of January 2012 with specific numbers based on adjustments pursuant to paragraph 4 and 5 above and the Articles of Association being dated [ • Allied World Extraordinary Shareholder Meeting Date]

**	nach der zweiten Teilnennwertherabsetzung gemäss Ziffer 3 bis Ende April 2012 mit konkreter Zahl aufgrund Anpassung gemäss Ziffer 4 und 5 und mit Statutendatum [ • Allied World Extraordinary Shareholder Meeting Date]	**	Upon completion of the second Partial Par Value Reduction until the end of April 2012 with specific numbers based on adjustments pursuant to paragraph 4 and 5 above and the Articles of Association being dated [ • Allied World Extraordinary Shareholder Meeting Date]

Please note that the asterisks above also apply to Articles 3b, 4, 5, 5a and 6 below.

9.	Effective with the registrations of the respective quarterly Partial Par Value Reductions in the Commercial Register, the following amendments are resolved to Article 3b subparagraph a), of the Allied World Articles:

,,Artikel 3b Partizipationskapital		“Article 3b Participation Capital

a)	Das Partizipationskapital der Gesellschaft beträgt CHF [ • ] */ [ • ] ** und ist eingeteilt in [ • ] Partizipationsscheine lautend auf den Namen im Nennwert von CHF [ • ] */ [ • ] ** je Partizipationsschein. Das Partizipationskapital ist vollständig liberiert.”	a)	The participation capital of the Company amounts to CHF [ • ] */ [ • ] ** and is divided into [ • ] registered participation certificates with a par value of CHF [ • ] */ [ • ] ** / per participation certificate. The participation capital is fully paid in.”
10.	Effective with the registrations of the respective quarterly Partial Par Value Reductions in the Commercial Register, the following amendments are resolved to Article 4 subparagraph a), 5 subparagraph a), 5a subparagraph a) and 6 subparagraph a) of the Allied World Articles:

,,Artikel 4 Bedingtes Aktienkapital für Anleihensbligationen und ähnliche Instrumente der Fremdfinanzierung		“Article 4 Conditional Share Capital for Bonds and Similar Debt Instruments

a)	Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF[ • ]*/[ • ] ** durch Ausgabe von höchstens 1,000,000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF [ • ] */ [ • ] ** je Aktie erhöht, bei und im Umfang der Ausübung von Wandel und/ oder Optionsrechten, welche im Zusammenhang mit von der Gesellschaft oder ihren Tochtergesellschaften emittierten oder noch zu emittierenden Anleihensobligationen, Notes oder ähnlichen Obligationen oder Schuldverpflichtungen eingeräumt wurden/ werden, einschliesslich Wandelanleihen.”	a)	The share capital of the Company shall be increased by an amount not exceeding CHF [ • ] */ [ • ] ** through the issue of a maximum of 1,000,000 registered shares, payable in full, each with a par value of CHF [ • ] */ [ • ]** through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.”

,,Artikel 5 Bedingtes Aktienkapital für Mitarbeiterbeteiligungen		“Article 5 Conditional Share Capital for Employee Benefit Plans

a)	Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF [ • ]*/[ • ]** durch Ausgabe von höchstens [ • ] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF [ • ]*/[ • ]** je Aktie erhöht bei und im Umfang der Ausübung von Optionen, welche Mitarbeitern der Gesellschaft oder Tochtergesellschaften sowie Beratern, Direktoren oder anderen Personen, welche Dienstleistungen für die Gesellschaft oder ihre Tochtergesellschaften erbringen, eingeräumt wurden/werden.”	a)	The share capital of the Company shall be increased by an amount not exceeding CHF [ • ]*/[ • ]** through the issue from time to time of a maximum of [ • ] registered shares, payable in full, each with a par value of CHF [ • ]*/[ • ]**, in connection with the exercise of option rights granted to any employee of the Company or a subsidiary, and any consultant, director or other person providing services to the Company or a subsidiary.”

,,Artikel 5a Bedingtes Kapital für bestehende Aktionärsoptionen		“Article 5a Conditional Capital for Existing Shareholder Warrants

a)	Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF [ • ] */ [ • ] ** durch Ausgabe von höchstens 2,000,000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF [ • ]*/[ • ] ** je Aktie erhöht bei und im Umfang der Ausübung von Optionen, welche American International Group, Inc. eingeräumt wurden.”	a)	The share capital of the Company shall be increased by an amount not exceeding CHF [ • ] */ [ • ] **, through the issue from time to time of a maximum of 2,000,000 registered shares payable in full, each with a par value of CHF [ • ] */ [ • ] **, in connection with the exercise of shareholder warrants granted to American International Group, Inc.”

,,Artikel 6 Genehmigtes Kapital zu allgemeinen Zwecken		“Article 6 Authorized Share Capital for General Purposes

a)	Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis (zwei Jahre nach dem Datum der Generalversammlung) im Maximalbetrag von CHF [ • ] */ [ • ] ** durch Ausgabe von höchstens [ • ] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF [ • ] */ [ • ]** je Aktie zu erhöhen.”	a)	The Board of Directors is authorized to increase the share capital from time to time and at any time (two years after the Allied World Extraordinary Shareholder Meeting) by an amount not exceeding CHF [ • ] */ [ • ]** through the issue of up to [ • ] fully paid up registered shares with a par value of CHF [ • ] */ [ • ] ** each.”
ITEM G THROUGH J
Election of Directors

PROPOSAL OF THE BOARD OF DIRECTORS
The Board of Directors proposes that
G)	the nominees Ian H. Chippendale and John L. McCarthy listed as the Class II Directors of TransAllied are elected to serve until TransAllied’s Annual Shareholder Meeting in 2012.

H)	the nominees Stephen P. Bradley and John G. Foos listed as the Class III Directors of TransAllied are elected to serve until TransAllied’s Annual Shareholder Meeting in 2013.

I)	the nominees Scott A. Carmilani, Richard S. Press and Michael C. Sapnar listed as the Class I Directors of TransAllied are elected to serve until TransAllied’s Annual Shareholder Meeting in 2014.

J)	the following seven nominees Barbara T. Alexander, James F. Duffy, Bart Friedman, Scott Hunter, Mark R. Patterson, Patrick de Saint-Aignan and Samuel J. Weinhoff are elected as directors of TransAllied. Three of these nominees will withdraw as nominees at or prior to the Allied World Extraordinary Shareholder Meeting, and the remaining nominees will be designated by the Allied World board to serve as either Class I, II or III Directors until TransAllied’s Annual Shareholder Meeting in 2012, 2013 or 2014, as applicable.

ITEM K
Stock Incentive Plan

PROPOSAL OF THE BOARD OF DIRECTORS
The Board of Directors proposes that the Allied World Third Amended and Restated 2004 Stock Incentive Plan (the “Stock Incentive Plan”) is amended and restated, as required by NYSE rules, to, among other things, increase the number of shares reserved for issuance under the Stock Incentive Plan and to extend the Stock Incentive Plan’s termination date effective upon the completion of the merger.

ORGANIZATIONAL MATTERS
Admission to the Extraordinary Shareholder Meeting

Shareholders who were registered in the Company’s share register on July 22, 2011 have received the Company’s joint proxy statement/prospectus and proxy cards from MacKenzie Partners, Inc., the Company’s proxy solicitor. Beneficial owners of shares will receive instructions from their bank, brokerage firm or other nominee acting as shareholder of record to indicate how they wish their shares to be voted. Beneficial owners who wish to vote in person at the Extraordinary Shareholder Meeting are requested to obtain a power of attorney from their bank, brokerage firm or other nominee that authorizes them to vote the shares held by them on their behalf. In addition, you must bring to the Extraordinary Shareholder Meeting an account statement or letter from your bank, brokerage firm or other nominee indicating that you are the owner of the Company’s voting shares. Shareholders of record registered in the Company’s share register are entitled to participate in and vote at the Extraordinary Shareholder Meeting. Each share is entitled to one vote. The exercise of voting rights is subject to the voting restrictions set out in the Company’s Articles of Association.
Shareholders who upon application become registered as shareholders of record with respect to their Allied World voting shares in our share register and become a shareholder of record for those shares (as opposed to a beneficial holder of shares held in “street name”), after July 22, 2011, but on or before September 1, 2011, and want to vote those shares at the Extraordinary Shareholder Meeting, will need for identification purposes to obtain a proxy from the registered voting rights record holder of those shares as of July 22, 2011 to vote their shares in person at the Extraordinary Shareholder Meeting. Alternatively, they may also obtain the proxy materials by contacting the Corporate Secretary, attention Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. Shareholders registered in the Company’s share register (as opposed to a beneficial holder of shares held in “street name”) on July 22, 2011 who have sold their Allied World voting shares prior to September 1, 2011 will not be entitled to vote those shares at the Extraordinary Shareholder Meeting.
Granting of Proxy

If you are a shareholder of record and do not wish to attend the Extraordinary Shareholder Meeting, you have the right to grant a proxy directly to the Company officers named in the proxy card. In addition, under Swiss corporate law you can: (i) appoint Mr. Paul Buergi, Buis Buergi AG, Muehlebachstrasse 7, P.O. Box 672, CH-8024 Zurich, Switzerland, as independent proxy, with full rights of substitution, with the corresponding proxy card; or (ii) grant a written proxy to any person who does not need to be a shareholder. Proxies issued to the independent proxy must be received no later than noon, CET, on September 13, 2011.
Registered shareholders who have appointed a Company officer or the independent proxy as a proxy may not vote in person at the Extraordinary Shareholder Meeting or send a proxy of their choice to the meeting, unless they revoke or change their proxies. Revocations to the independent proxy must be received by him by no later than noon, CET, on September 13, 2011.
With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company officer acting as proxy and the independent proxy will vote according to the recommendations of the Board. If new agenda items (other than those on the agenda) or new proposals or motions regarding agenda items set out in this invitation to the Extraordinary Shareholder Meeting are being put forth before the meeting, the Company officer acting as proxy and the independent proxy will vote in accordance with the recommendation of the Board in the absence of other specific instructions.
Beneficial owners who have not obtained a power of attorney from their bank, brokerage firm or other nominee are not entitled to participate in or vote at the Extraordinary Shareholder Meeting.
Proxy holders of Deposited Shares

Proxy holders of deposited shares in accordance with Swiss corporate law are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but prior to the date of the Extraordinary Shareholder Meeting, at the Company’s corporate headquarters.
Admission office

The admission office opens on the day of the Extraordinary Shareholder Meeting at 1:00 p.m. CET. Shareholders of record attending the meeting are kindly asked to present their proxy card as proof of admission at the entrance.
Note

All metrics reported in U.S. dollars herein that are based on Swiss francs assume an exchange rate of USD 1.303 to CHF 1.00, the exchange rate prevailing on August 12, 2011.

Additional Information

This communication relates to a proposed merger between Allied World and Transatlantic. In connection with the proposed merger, Allied World has filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on August 18, 2011, a registration statement on Form S-4 that includes a joint proxy statement/prospectus that provides details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Allied World or Transatlantic may file with the SEC or send to their shareholders in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to shareholders as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com; or by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Allied World, Transatlantic and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.
Zug, August 25, 2011
On behalf of the Board of Directors
Wesley D. Dupont
Corporate Secretary